

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Ronald L. Stotish
Chief Executive Officer
AquaBounty Technologies, Inc.
Two Clock Tower Place, Suite 395
Maynard, MA 01754

> **Re:** **AquaBounty Technologies, Inc.**
> **Amendment No. 2 to Form 10-12B**
> **Filed August 19, 2014**
> **File No. 001-36426**

Dear Mr. Stotish:

We have reviewed your responses to the comments in our letter dated August 6, 2014 and have the following additional comments.

Item 1. Business, page 3

Regulatory Environment, page 8

1. We note your response to our prior comment 1. Please reconcile your disclosure with respect to the status of the NADA process by reference to the Center for Veterinary Medicine Guidance for Industry #132, The Administrative New Animal Drug Application Process, available on the FDA website. In this regard, please disclose the substance of the first paragraph on page 4 of your response. Additionally, please disclose whether you have submitted an Administrative NADA, and if not, when and under what circumstances you anticipate submitting an Administrative NADA. Finally, please explain why you are unable to determine the associated timing for approval of the NADA, as it appears from the FDA guidance that NADAs are approved or not approved within 180 days after filing of the application "or within such additional period as FDA and the sponsor may agree upon . . . ."

2. We note your response to our prior comment 6. Please substantiate your statement on page 10 that "[t]he VMAC *concluded* that AquAdvantage® Salmon . . . does not pose a threat to the environment under the conditions in which it would live and be harvested (emphasis added)." In this regard, we note your revised disclosure that the VMAC did not vote or make a recommendation to approve the NADA. Alternatively, please revise your characterization of the VMAC meeting and Chairman's Report consistent with the scope and purpose of the VMAC.

Other Regulatory Approvals, page 10

3. We note your disclosure here that you have not requested approval for the production or sale of AquAdvantage® Salmon in any markets besides Canada and the United States. Please tell us whether regulatory approval is required to commercially produce and export AquAdvantage® Salmon in Panama, where your demonstration farm is located.

Research and Development, page 12

4. We note your response to our prior comment 11. Please disclose the substance of your response.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via-Email
        Bradley C. Brasser, Esq.
        Jones Day